February 16, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Kyle Wiley, Staff Attorney

100 F Street, N.E.

Washington, DC 20549

Re:APPlife Digital Solutions Inc.

Registration Statement on Form S-1

Filed January 24, 2023

File No. 333-269389

Ladies and Gentlemen:

APPlife Digital Solutions Inc. provides the following responses to the comments contained in the comment letter of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission dated February 7, 2023 (the “Comment Letter”), relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

Registration Statement on Form S-1

Cover Page

1. You disclose that Matt Reid, your sole officer and director, beneficially owns 68.83% of your outstanding common stock. Please disclose on the cover page that you are a "controlled company" and the identity and beneficial ownership percentage of your controlling shareholder.

Response: We have updated the cover page to include disclosure that we are “controlled company” and also added a risk factor regarding the same.

The Offering, Page 16

2. We note that you entered into an Equity Financing Agreement with GHS Investments

LLC on December 15, 2022. Please incorporate by reference or file the Equity Financing Agreement as an exhibit to your registration statement. Refer to Item 601 of Regulation S-K.

Response: We have updated the Exhibit Table to incorporate by reference the Equity Financing Agreement with GHS dated December 15, 2022.

Description of Business

Products, page 20

3. With respect to your planned Lollipop NFT platform, please describe the policies and procedures that the company follows to avoid impermissibly engaging in or facilitating transactions in unregistered securities. In addition, please address the specific risks inherent in the operation of a marketplace, including those associated with the company’s policies and procedures for determining that the NFTs the company may offer in the future through the platform are not securities. Please describe the limitations of any such policies and procedures and state that they involve risk-based judgments by the company and are not a legal standard or determination binding on any regulatory body or court. Please also describe the specific potential consequences if any of the NFTs the company may offer in the future through the marketplace are determined to be securities, under U.S. law.

Response: Our Lollipop NFT business model has recently changed.  Lollipop is now called Valida.  We plan for Valida to be a super wallet and accordingly there will be no marketplace. It will be non-custodial and will be able to be connected through application programming interface directly to various marketplaces of the user’s choice. We plan to focus on the storing and sharing of NFTs that represent practical use.  Practical use NFTs are not art or speculative, but are documents or importance information a person would choose to have permanently added to a blockchain through a smart contract, such as wills, real estate paperwork, diplomas, licenses, etc.  Users will control their own storage and we will not have any access. We have updated the above disclosure about Lollipop/Valida in the Registration Statement.

4. With respect to your planned NFT platform, please identify the blockchain that you intend to utilize and include a description of the processes and fees related to the use of such blockchain. To the extent that you intend to develop your own blockchain, please provide a discussion regarding the functional differences between the blockchain you are developing and other popular blockchains used for minting NFTs (Ethereum, Solana, etc.). Be sure to include a discussion of the impact of transaction fees, lack of liquidity, and volatility as it relates to your NFT platform.

Response: As disclosed above, we are no longer developing an NFT marketplace.  We will use the Polygon blockchain to create the wallet.

5. Please provide a more detailed discussion of your planned NFT platform with regards to its functionality and the range of crypto assets you intend to utilize. To the extent you will accept crypto assets as payments, or otherwise acquire crypto assets, provide a discussion regarding whether you have a specific policy in place regarding when and how you will convert those crypto assets into fiat currency. Tell us whether you will maintain any royalty interest or intellectual property ownership of the NFTs sold on your platform. For example, explain whether the platform will permit creators or the company to receive a portion of all subsequent sales of each NFT, or only on the initial sale. Discuss the intellectual property underlying the NFTs and explain to us how disputes over such rights will be resolved and your role in such resolution, including your role in the enforcement of such rights. Additionally, disclose any risks relating to the operation of such a platform and any regulatory requirements with which you are required to comply. For example, discuss whether your NFT platform would be considered a “money transmitter” requiring registration as a money services business pursuant to FinCEN requirements. As another example, discuss the impact of high gas and transaction fees, lack of liquidity, and volatility as it relates to the NFT platform.

Response: As disclosed above, we are no longer developing an NFT marketplace.

6. We note that your NFT platform will also serve as a "wallet for non-fungible tokens." Please revise to clarify how you intend to hold the NFTs such as whether they will be held in digital wallets, exchanges, or hardware wallets, and the security precautions you will take to keep your and your customers crypto assets secure. To the extent you intend to utilize a third-party for custody of your and your customers crypto assets, provide a discussion of the custody arrangements and include risk factors to address the relevant risks.

Response: We have updated the registration statement to confirm the wallet is a digital wallet, with cold storage for security. Once completed, the system code will be audited by a third-party auditor and there will be multiple security daemons to monitor account login and asset transfers to protect the user.

7. Please supplementally provide us with your legal analysis as to whether the NFTs offered and sold through your marketplace are securities under Section 2(a)(1) of the Securities Act of 1933. In responding to this comment, please address your operation of the marketplace. See Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 756 F.2d 230 (2d Cir. 1985).

Response:  As disclosed above, we are no longer developing an NFT marketplace.

Signatures, page 60

8. With respect to director signatures, we note that you appear to have five directors and only one has signed. Please revise to provide the required signatures.

Response: We have revised to include all the required signatures.

General

9. We note that your sole officer and director, is also your sole full-time employee and is located in China, that your marketing, business management, and executive team operate from China, and that your offices in China exist so that you can take advantage of skilled coders and developers at lower cost than developed countries. Please tell us the percentage of revenue generated from your operations in China. To the extent that you are a China based issuer please refer to the Dear Issuer Letter found at https://www.sec.gov/corpfin/sample-letter-china-based-companies.

Response: Our marketing, business management and executive teams operate from the United States, not China.  The offices in China only exist so the Company can manage the tech team and access the tech talent.  100% of our revenue is generated in the United States and no revenue is generated in China.

Thank you for your assistance and review.

Sincerely,

APPLife Digital Solutions Inc.

/s/ Matthew Reid

CEO, CFO, President, Secretary and Director